SCHEDULE 13G

Amendment No. 4
Weston (Roy F) Incorporated
Class A common stock
Cusip # 961137106
Filing Fee: No


Cusip # 961137106
Item 1:  Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:  Commonwealth of Massachusetts
Item 5:  180,900
Item 6:  None
Item 7:  922,538
Item 8:  None
Item 9:  922,538
Item 11: 13.07%
Item 12: HC




Cusip # 961137106
Item 1:  Reporting Person - Edward C. Johnson 3d - (Tax ID:
###-##-####)
Item 4:  United States of America
Item 5:  None
Item 6:  None
Item 7:  922,538
Item 8:  None
Item 9:  922,538
Item 11: 13.07%
Item 12: IN




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).    Name of Issuer:

         Weston (Roy F) Incorporated

Item 1(b).    Name of Issuer's Principal Executive Offices:

         One Weston Way
         West Chester, PA  19380-1499

Item 2(a).    Name of Person Filing:

         FMR Corp.

Item 2(b).    Address or Principal Business Office or, if None,
Residence:

         82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).    Citizenship:

         Not applicable

Item 2(d).    Title of Class of Securities:

         Class A Common Stock

Item 2(e).    CUSIP Number:

         961137106

Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-
1(b)(ii)(G).  (Note:  See Item 7).

Item 4.  Ownership

    (a)  Amount Beneficially Owned:
    922,538

    (b)  Percent of Class:
    13.07%

    (c)  Number of shares as to which such person has:

    (i)  sole power to vote or to direct the vote:
    180,900

    (ii) shared power to vote or to direct the vote:
    None

    (iii)     sole power to dispose or to direct the
disposition of:    922,538

    (iv) shared power to dispose or to direct the
disposition of:    None




Item 5.  Ownership of Five Percent or Less of a Class.

    Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

    Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A common stock of Weston (Roy F) Incorporated. The interest of one person, Fidelity Low-Priced Stock
Fund, an investment company registered under the Investment Company Act of 1940, in the Class A common stock of Weston (Roy F) Incorporated, amounted to 408,600 shares or 5.79% of the total outstanding Class A common stock at January 31, 1994.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the
Parent Holding Company.

    See attached Exhibit(s) A and B.

Item 8.  Identification and Classification of Members of the
Group.

    Not applicable, see attached Exhibit A.

Item 9.  Notice of Dissolution of Group.

    Not applicable.


Item 10. Certification.

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    February 10, 1994
Date



    /S/Arthur S. Loring
Signature



    Arthur S. Loring, Vice
President
Name/Title




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

    Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 731,838 shares or 10.37% of the Class A common stock outstanding of Weston (Roy F) Incorporated ("the Company") as a result of acting as investment adviser to several investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of Class A common stock of Weston (Roy F) Incorporated owned by the investment companies at January 31, 1994 included 141,978 shares of Class A common stock resulting from the assumed conversion of $3,000,000 principal amount of 7% Convertible Subordinated Debentures (47.326076 shares of Class A common stock for each $1,000 principal amount of debenture).

    The ownership of one investment company, Fidelity Low-Priced Stock Fund, amounted to 408,600 shares or 5.79% of the Class A common stock outstanding. Fidelity Low-Priced Stock Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

    Edward C. Johnson 3d, FMR Corp., through its control of
Fidelity, and the Funds each has sole power to dispose of the 731,838 shares owned by the Funds.

    Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR
Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

    Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 190,700 shares or 2.70% of the Class A common stock outstanding of the company as a result of its serving as investment manager of the institutional account(s).

    FMR Corp., through its control of Fidelity Management Trust Company, has sole dispositive power over 190,700 shares and sole power to vote or to direct the voting of 180,900 shares, and no power to vote or to direct the voting of 9,800 Shares of Class A common stock owned by the institutional account(s) as reported above.

    Edward C. Johnson 3d owns 34.0% of the outstanding voting common stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. Various Johnson family members and trusts for the benefit of Johnson family members own FMR Corp. voting common stock. These Johnson family members, through their ownership of voting common stock, form a controlling group with respect to FMR Corp.



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

RULE 13d-1(e)  AGREEMENT

    The undersigned persons, on February 10, 1994, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Class A common stock of Weston (Roy F) Incorporated at January 31, 1994.

    FMR Corp.
    By   /S/Arthur S. Loring
Arthur S. Loring
Vice President - Legal
         Edward C. Johnson 3d
    By   /S/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney
dated 5/17/89
On File with Schedule
13G for
Airborne Freight Corp.
9/10/91
    Fidelity Management & Research
Company
    By   /S/Arthur S. Loring
Arthur S. Loring
Sr. V.P. and General
Counsel
    Fidelity Low-Priced Stock Fund
    By   /S/Arthur S. Loring
Arthur S. Loring
Secretary